

April 27, 2015

A. Mark Zeffiro
Chief Executive Officer
Horizon Global Corporation
39400 Woodward Avenue, Suite 100
Bloomfield Hills, MI 48304

> **Re: Horizon Global Corporation**
> **Registration Statement on Form S-1**
> **Filed March 31, 2015**
> **File No. 333-203138**

Dear Mr. Zeffiro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 14

1. Please include a risk factor addressing the risk that the TriMas board of directors has the right to abandon the spin-off if it determines in its sole discretion that the spin-off is not in the best interests of TriMas or its stockholders, that a sale or other alternative is in the best interests of TriMas or its stockholders, or that market conditions or other circumstances are such that it is not advisable to separate the Cequent businesses from TriMas at that time.

Increases in our raw material, page 20

2. We note your disclosure that your largest material purchases are for steel, copper and aluminum and that the prices for these products fluctuate. Please revise to indicate if the price for each of the materials is at a high or low point, so that investors can assess the risk. Consider a separate risk factor to address the risk of price fluctuations for purchases of steel, copper and aluminum.

Material U.S. Federal Income Tax Consequences, page 34

3. Please revise to delete your characterization of the tax consequences to U.S. holders as a "summary," if you intend to use a "short form" tax opinion. Please also delete the phrase that the tax discussion is for "general information only." Investors are entitled to rely on this section. Also, if you intend to use a "short form" tax opinion, please indicate the portion of the prospectus discussion that is the opinion or advise.

Management's Discussion and Analysis of Financial Condition, page 44

Results of Operations, page 46

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013, page 46

4. Please quantify all cited factors contributing to the variance to comparative results so that investors may understand the magnitude and relative impact of each. For example, various factors are cited as contributing to the sales growth and variance in gross and operating profit margins that are not quantified. Refer to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

Liquidity and Capital Resources, page 49

5. We note your disclosure in this section that you intend to incur indebtedness prior to the completion of the spin-off. Please file any agreements evidencing such indebtedness when executed.

Cash Flows, page 50

6. In your analysis of the change in accrued liabilities in the fourth bullet on page 50, please clarify how increases and decreases in the cited accruals directly impact your operating cash in the respective periods. In this regard, refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Our Debt and Other Commitments, page 51

7. Please file the credit or facility agreements with some of your subsidiaries mentioned in this section or tell us why it is not necessary.

Critical Accounting Policies, page 52

8. It appears for the most part that your disclosure here repeats information already provided in the notes to the financial statements. In this regard, please expand your disclosure here to provide insight into the quality, sensitivity and variability regarding the material

factors, assumptions, judgments and uncertainties that have or may materially affect amounts associated with the policies you have indicated, including the policies you have identified that you participate in with TriMas. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Relationship with TriMas After the Spin-Off, page 67

9. Please also file the Noncompetition Agreement as an exhibit or advise.

Management, page 70

10. We note your disclosure that you expect that Messrs. Zeffiro and Rice will be named President, CEO and Director and CFO and Director, respectively, yet they appear to have signed the registration statement in such capacities. Further, we note that you expect that Mr. Goldbaum will be named Legal Director and Corporate Secretary yet he has executed the registration statement as Director. Please revise or advise. As part of your response, please tell us who is acting in these capacities currently.

Executive Compensation, page 75

11. We note your disclosure that you have provided the information in this section for compensation earned at TriMas for your anticipated Named Executive Officers. Please also provide disclosure regarding executive compensation for Horizon Global Corporation pursuant to Item 402 of Regulation S-K to the extent practicable and applicable or advise.

Security Ownership of Certain Beneficial Owners, page 91

12. Please provide this table in your next amendment.

Combined Statement of Cash Flows, page F-6

13. It appears you have presented cash flows from financing activities associated with the change in long term debt on a net basis. Please revise to present this information on a gross basis, showing inflows and outflows separately, in accordance with ASC 230-10-45-26, or explain to us how your presentation complies with the guidance.

Note 16. Segment reporting, page F-25

14. You state in this note that there are no individual products or product families for which reported net sales accounted for more than 10% of your combined net sales. However, we note that you categorize your product portfolio into the following four groups: towing, trailering, cargo management and other, which appear to represent groups of similar

products for which revenue should be reported pursuant to ASC 280-10-50-40. Please advise.

<u>Note 18. Related Party Transactions and Parent Company Equity, page F-31</u>

15. Please reconcile for us the amount of the net advances (to) from parent shown in the schedule on page F-31 of $(38,020) and $11,100 for 2014 and 2013, respectively, to the corresponding year's net transfers (to) from parent in the statement of cash flows of $(18,720) and $24,320 for 2014 and 2013, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristen Shifflett at (202) 551-3381 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor